UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                          U.S. Franchise Systems, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class Of Securities)

                                  902 956 30 9
                                 (CUSIP Number)

                            Stephen D. Aronson, Esq.
                        c/o U.S. Franchise Systems, Inc.
                               13 Corporate Square
                                Atlanta, GA 30329
                            Tel. No.: (404) 235-7463
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(b)(3) or (4), check the following box. / /

                                  SCHEDULE 13D

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1.       Name of Reporting Person:

         Neal K. Aronson
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2.       Check the Appropriate Box if a Member of a Group:
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds:
         00
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:
         U.S.A.
--------------------------------------------------------------------------------
Number of                   7.   Sole Voting Power: 781,424 (See Exhibit A set
Shares                           forth in Amendment No. 1)
Beneficially             ------------------------------------------------------
Owned By                    8.   Shared Voting Power:
Each                             111,347
Reporting                ------------------------------------------------------
Person With                 9.   Sole Dispositive Power:
                                 589,865
                         ------------------------------------------------------
                           10.   Shared Dispositive Power:
                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         892,771 (See Exhibit A set forth in Amendment No. 1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                    [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):
         5.2%
--------------------------------------------------------------------------------
14       Type of Reporting Person:
         IN
--------------------------------------------------------------------------------

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

ITEM 1.  SECURITY AND ISSUER.

         The undersigned hereby amends the statement on Schedule 13D, dated March 25, 1998, as amended by amendment no. 1 thereto dated June 27, 2000, relating to the Class A Common Stock par value $.01 per share (the "Class A Common Stock") of U.S. Franchise Systems, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 13 Corporate Square, Suite 250, Atlanta, Georgia 30329.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

         Prior to the merger referred to in the next paragraph (the "Merger"), Mr. Aronson was the Executive Vice President, Chief Financial Officer and a director of the predecessor to the Company ("USFS"), and he assumed identical positions with the Company following the Merger.

         The Merger was effected in connection with the series of transactions (the "Merger Transactions") designed to enable USFS to acquire the entire interest in the Hawthorn Suites brand of hotels currently owned by Hawthorn Suites Associates, an Illinois joint venture ("HSA"), and HSA Properties, Inc., a Delaware corporation ("HPI"), through their ownership collectively of a 99% membership interest in HSA Properties, L.L.C., a Delaware limited liability company ("HSA LLC"). Prior to the Merger, USFS owned the remaining 1% membership interest in HSA LLC. Immediately prior to the Merger, pursuant to a Contribution Agreement (the "Contribution Agreement"), dated as of December 9, 1997, by and among HSA, HPI, the Company and USFS, HSA and HPI assigned, transferred and conveyed to the Company (the "Transfer") all of their respective ownership interests in HSA LLC. Pursuant to the Transfer, HPI acquired 22,447 shares of Company Class A Common Stock, and HSA acquired 2,199,775 shares of Company Class A Common Stock.

         By virtue of the Merger and the Contribution Agreement, the Company acquired the remaining 99% interest in HSA LLC which USFS had not already owned. Prior to the Merger, USFS and HSA LLC were parties to the Master Franchise Agreement, dated as of March 27, 1996 (the "Hawthorn Acquisition Agreement"), pursuant to which USFS acquired the exclusive, worldwide rights to franchise and to control the development and operation of the Hawthorn Suites brand of hotels. The Hawthorn Acquisition Agreement required that a percentage of royalties received by USFS from the franchising of Hawthorn Suites hotels be remitted to HSA LLC and also contained certain restrictions on USFS's operations and imposed certain standards relating to the development of the Hawthorn Suites brand of hotels. Accordingly, USFS acquired HSA LLC, through the Merger and the Contribution Agreement, in order to eliminate these restrictions.

         On June 2, 2000, the Company, SDI, Inc.("SDI"), Meridian Associates, L.P. ("Meridian") and HPI (together with SDI, Meridian and USFS Acquisition Co. ("Newco"), the "Pritzker Entities") entered into a Recapitalization Agreement (the "Recapitalization Agreement") pursuant to which the Company was to commence a tender offer to purchase (the "Offer") up to an aggregate of 8,666,666 (but not less than 3,000,000) shares of Common Stock of the Company, and SDI was to purchase 75,000 shares of preferred stock of the Company for an aggregate of $75,000,000. In connection with the Recapitalization Agreement, Mr. Aronson entered into an agreement with Meridian pursuant to which, among other things, Mr. Aronson agreed (i) to tender all his shares in the Offer and (ii) to vote his shares as provided in the

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

agreement at the upcoming annual meeting of stockholders. By mutual agreement, the Recapitalization Agreement and Mr. Aronson's agreement with Meridian have been terminated.

         On September 18, 2000, SDI, HPI, Newco and Meridian entered into an Acquisition Agreement with the Company (the "Acquisition Agreement") pursuant to which Newco has agreed to commence a tender offer to purchase all of the outstanding Common Stock of the Company for $5.00 per share (the "Offer"), subject to the condition that there be tendered and not withdrawn the number of shares of Common Stock that, together with the shares of Common Stock owned by Meridian, HPI and their affiliates, represents a majority of the outstanding shares of Common Stock (the "Minimum Condition"). Upon satisfaction of the Minimum Condition, and subject to receipt of any required stockholder approval, it is expected that Newco will merge into the Company. Upon consummation of the merger, the shareholders who elected not to accept the Offer will receive $5.00 for their shares of Common Stock, subject to dissenter's rights properly exercised under Delaware law, and the Company will become a privately held company.

         In connection with the Acquisition Agreement, Mr. Aronson entered into an agreement with Meridian and Newco (the "Aronson Agreement") pursuant to which he agreed to tender and not withdraw all of his shares of Common Stock, other than 589,865 restricted shares of Class A Common Stock, to Newco prior to expiration of the Offer. By virtue of the Aronson Agreement, the Pritzker
Entities may be deemed to share investment power with respect to 1,509,453 shares of Class B Common Stock held by Mr. Aronson. Pursuant to the Acquisition Agreement, Mr. Aronson's restricted shares will vest upon consummation of the Offer and he will be entitled to receive the merger consideration with respect to such shares upon consummation of the merger. The complete text of the Acquisition Agreement and the documents executed in connection therewith, including the Aronson Agreement, have been attached as an exhibit to the Current Report on Form 8-K filed by the Company on September 20, 2000 and are hereby incorporated herein by reference.

         Except as set forth in this Item 4, Mr. Aronson, in his individual capacity, does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Notwithstanding the above, Mr. Aronson may, in his capacity as an executive officer and/or director of the Company, have plans or proposals relating to items (a) through (j) of Item 4 of Schedule 13D and to such extent Mr. Aronson declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a shareholder instead of an executive officer and/or director. In addition, subject to compliance with applicable law, Mr. Aronson may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Aronson in light of his general investment policy, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         (a) Mr. Aronson beneficially owns 892,771 shares of the issued and outstanding Company Class A Common Stock and 1,509,453 shares of the issued and outstanding Company Class B Common Stock. Mr. Aronson may be deemed to share investment power with respect to his shares of Class B Common Stock. See item 4 above.

         Mr. Aronson's shares of Company Class A Common Stock constitute 5.2% of the issued and outstanding Company Class A Common Stock. Each share of Company Class A Common Stock is entitled to one vote.

         Mr. Aronson's 1,509,453 shares of Company Class B Common Stock constitute 55.7% of the issued and outstanding shares of Company Class B Common Stock. Each share of Company Class B Common Stock is entitled to 10 votes per share.

         (b) Mr.  Aronson has sole voting power over  781,724  shares of Company
Class A Common Stock. Pursuant to a voting agreement, Mr. Aronson has transferred voting power to Mr. Leven with respect to 111,347 shares of Company Class A Common Stock, to which Mr. Aronson has shared voting power with Mr. Leven.

         Mr. Leven is Chief Executive Officer of the Company. His address is 13 Corporate Square, Suite 250, Atlanta, GA 30329.

         Mr. Leven is a citizen of the United States. During the last five years, Mr. Leven has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors) nor has Mr. Leven been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Leven is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c) Mr. Aronson has not effected any transactions in any shares of Company Class A Common Stock during the past sixty (60) days.

         (d) Members of management of the Company who own an aggregate of 302,906 shares of Company Class A Common Stock, and who are required to vote them in the same manner as Mr. Aronson votes his shares, have the right to receive dividends from or direct the proceeds from a sale of such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by deleting the last two paragraphs thereof and inserting the following paragraph at the end of Item 6.

         The Acquisition Agreement provides that all shares of Restricted Stock of the Company, including the shares owned by Mr. Aronson, will be deemed irrevocably vested and no longer subject to forfeiture immediately following consummation of the tender offer contemplated by the Acquisition Agreement; subject to such consummation, Mr. Aronson currently holds 589,865 Restricted Shares.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following are added at the end of item 7 of the Schedule 13D.

Exhibit 1 Aronson Agreement incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K of the Company filed September 20, 2000.

Exhibit 2          Acquisition Agreement  incorporated by reference from Exhibit
                   2.1 to the Current Report on Form 8-K of the Company filed September 20, 2000.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 26, 2000

                                              /s/ Neal K. Aronson
                                              ---------------------------------
                                              Neal K. Aronson


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